FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated December 13, 2006 (“Cbeyond Expands BeyondMobile Handset Options for Small Businesses to Include the BlackBerry 8703e")

News Release dated December 14, 2006 (“BlackBerry Now Available on Hutch Network in India")

Page No 3 2

Document 1

Media Contacts:
Michele Tank
Cbeyond
678-370-2437
michelle.tank@cbeyond.net

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

CBEYOND EXPANDS BEYONDMOBILE HANDSET OPTIONS FOR SMALL BUSINESSES TO INCLUDE THE BLACKBERRY 8703E

ATLANTA & WATERLOO, Ontario (December 13, 2006) — Cbeyond, Inc. (NASDAQ: CBEY)and Research In Motion (RIM) (NASDAQ: RIMM) (TSX: RIM) today announced the availability of the BlackBerry® 8703e on the Cbeyond BeyondMobile™ service, a mobile voice and data service designed specifically for small businesses. The BlackBerry 8703e is designed to keep users connected to important information and communications from a sleek and stylish device with a full QWERTY keyboard, which enables quick and accurate message typing and information entry.

Cbeyond is an IP-based managed services provider that delivers integrated packages of voice, mobile, and broadband Internet services to over 25,000 small businesses. The addition of the BlackBerry 8703e to its BeyondMobile service provides leading BlackBerry functionality to Cbeyond’s customers, allowing them to maintain wireless connectivity to a full suite of applications including email, mobile phone, organizer, Web browser, instant messaging and text messaging. It also supports a wide range of other business data applications and offers advanced security and manageability.

“Our customers asked for additional handset options and we delivered with the addition of the BlackBerry 8703e handset, which enhances our BeyondMobile service and strengthens our mobile offering,” said Brent Cobb, vice president of product management and general manager of mobile for Cbeyond. “The 8703e delivers premium quality voice and data services and gives our small business customers access to the same handset devices offered to larger enterprises.”

The BlackBerry 8703e has a bright, high-resolution LCD display providing a large viewable workspace and includes intelligent light sensing technology to automatically optimize screen and keyboard lighting levels for ideal indoor and outdoor viewing. It also offers premium phone features and intuitive call management features such as smart dialing; speed dialing; call forwarding; dedicated “send,” “end,” “mute” and “convenience” keys; built-in speakerphone for hands-free use; and Bluetooth® support for use with headsets and car kits.

“BlackBerry is the leading wireless platform for businesses of all sizes, allowing mobile professionals to stay connected, responsive and productive on the go,” said Mark Guibert, vice president, corporate marketing, Research In Motion. “We are very pleased to be working with Cbeyond to offer the powerful new BlackBerry 8703e.”

For Cbeyond’s customers, the BlackBerry Enterprise Server tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

In addition, BlackBerry Internet Service allows users to access up to ten corporate and personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device.

Cbeyond’s integrated packages of voice, mobile and broadband Internet services start at $495 per month. The company bundles long distance, toll-free and mobile minutes together. Unused landline minutes can be applied to mobile minutes and vice versa for free. The sharing of minutes is seamless to Cbeyond customers and requires no customer intervention. BeyondMobile customers can also pool all mobile minutes across employees so there’s no need to juggle different rate plans. With the company’s integrated service, customers receive one consolidated bill for all of their landline and mobile communications services, and have only one number to call for support.

About Cbeyond

Cbeyond (NASDAQ: CBEY) is an Atlanta-based managed services provider that delivers integrated packages of voice, mobile and broadband services to small businesses in Atlanta, Chicago, Dallas, Denver, Houston, Los Angeles and San Diego. Cbeyond offers core communications services such as local and long-distance voice, mobile and broadband Internet access along with enhanced applications, including voicemail, email, Web hosting, data backup, file-sharing, VPN and more. Cbeyond manages these services over a private, 100-percent Voice over Internet Protocol (VoIP) facilities-based network. For more information on Cbeyond, visit www.cbeyond.net.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Cbeyond Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of Cbeyond’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: changes in federal or state regulation that affects the Company; the timing of the initiation, progress or cancellation of significant contracts or arrangements; the mix and timing of services sold in a particular period; competitive factors; the need to balance the recruitment and retention of experienced management and personnel with the maintenance of high labor utilization; rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services or the entrance into new markets; the inability to attract sufficient customers in new markets; changes in estimates of taxable income or utilization of deferred tax assets which could significantly affect the Company’s effective tax rate; and general economic and business conditions.

RIM Forward-Looking Statements

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

_________________

Document 2

December 14, 2006

FOR IMMEDIATE RELEASE

BlackBerry Now Available on Hutch Network in India

Mumbai, India and Waterloo, ON – Hutch, one of India’s leading telecom service providers, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced the availability of BlackBerry® for Hutch’s mobile customers in India. With the launch of BlackBerry, Hutch’s corporate customers will now be able to enjoy the trusted and popular BlackBerry solution that supports wireless access to email, phone, text messaging, browser, organizer and other mobile data applications. The introduction of BlackBerry further reinforces Hutch’s strong presence in the enterprise mobility segment.

On the occasion, Mr. Harit Nagpal, Director Marketing, Hutchison Essar Ltd. said “BlackBerry is a unique and powerful tool that provides seamless connectivity for our customers, even while they are traveling. We are delighted to be able to offer this brilliant service to our customers.”

Designed for corporate customers, BlackBerry® Enterprise Server tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

With this launch, Hutch also brings to its corporate customers the BlackBerry® Mobile Data System (MDS). A key component of the BlackBerry platform, BlackBerry® MDS provides a complete and optimized framework for creating, deploying and managing wireless applications for BlackBerry handsets. BlackBerry MDS leverages the industry-leading security, unique push-based architecture, reliability and administrative features of the BlackBerry platform to provide organizations with an easy and flexible environment for extending mobile applications to users.

According to Norm Lo, Vice President of Asia Pacific at Research In Motion, “Hutch is a strategic partner for RIM and we’re pleased to be working together to expand the reach of BlackBerry in India. Hutch’s strong presence in the enterprise market will help us reach and serve more mobile professionals, allowing them to enjoy enhanced communications, collaboration and productivity.”

In addition to BlackBerry Enterprise Server, Hutch also offers BlackBerry® Internet Service for individuals and smaller businesses. This service allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

BlackBerry handsets immediately available on the Hutch network in India include the BlackBerry® 7130g, BlackBerry® 8700g, and BlackBerry® 7290. Hutch will also soon launch the new BlackBerry Pearl — a breakthrough handset that combines one of the smallest and lightest smartphones in the world with the full BlackBerry experience.

About Hutchison Essar

Hutchison Essar with over 22.27 million* mobile users under the Hutch brand, is one of the most reputed telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’, and the ‘Most Creative and Most Effective Advertiser of the Year’.

*Figures from Cellular Operators Association of India, Oct 30, 2006

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 15, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance